SEC FILE NUMBER 001-35715

CUSIP NUMBER Y0192H 129

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) :	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant

AmeriGas Partners, L.P.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

460 North Gulph Road

City, State and Zip Code

King of Prussia, PA 19406

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AmeriGas Partners, L.P. (the “Registrant”) requires additional time to prepare its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “Report”) to allow management adequate time to calculate and record immaterial noncash accounting corrections with respect to certain revenue-related items. Management believes that the accumulated impact of the accounting adjustments will not be material to the presentation of the financial statements included in the Report or in previously filed reports.

The calculation and recording of these adjustments has extended the timeline of our normal Form 10-Q filing process, including management’s quarterly assessment of its disclosure controls and procedures and its internal controls over financial reporting.

Management expects the noncash accounting adjustments will be less than $20 million in the aggregate in the current quarter and will not have an impact on future periods.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Monica M. Gaudiosi, Esq.	610	337-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 30, 2013, AmeriGas Propane, Inc., the general partner of the Registrant, issued a press release announcing financial results for the Registrant for the fiscal quarter ended March 31, 2013. A copy of the press release was furnished in the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2013. The Registrant’s general partner reported a material increase in net income attributable to AmeriGas Partners, L.P. for the second fiscal quarter ended March 31, 2013 compared to the second fiscal quarter ended March 31, 2012 as a result of winter weather that was markedly colder than the record warmth experienced during the prior-year period and, to a much lesser extent, the full-period effects of Heritage Propane, which was acquired January 12, 2012.

AmeriGas Partners, L.P.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2013	By:	AmeriGas Propane, Inc.
its general partner

		By:	/s/ Monica M. Gaudiosi
		Name:	Monica M. Gaudiosi
		Title:	Vice President and Secretary